Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
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                                 www.sewkis.com


                                          May 29, 2009

VIA EDGAR

Mr. Keith O'Connell
Ms. Sheila Stout
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:     AllianceBernstein Global High Income Fund, Inc.
                Prospectus/Proxy Statement
                File No. 811-07732
                ------------------

Dear Mr. O'Connell and Ms. Stout:

      This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Form N-14 filing ("Registration Statement") for AllianceBernstein Global High Income Fund, Inc. ("Global High Income") regarding Global High Income's acquisition of ACM Managed Dollar Income Fund, Inc. ("Managed Dollar"), as provided orally to Young Seo of this office on May 22, 2009. The Staff's comments and our responses are discussed below.(1)

Prospectus
----------


Comment 1:  Summary - Comparison of Investment Objectives and Policies:
            Managed Dollar's interest expense is higher than Global High Income's. If Managed Dollar is also more leveraged than Global High Income is, a disclosure in that regard should be included.

Response:   A disclosure regarding the amount of leverage used by each of
            Managed Dollar and Global High Income and the fact that Managed
            Dollar has recently been using a higher level of leverage is included in the "Comparison of Operating Expense Ratios" section.

----------------------------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.

Comment 2:  Summary - Comparison of Investment Objectives and Policies: The
            disclosure regarding earnings power appears to be a projection and should not be included in the Registration Statement.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Summary - Mandatory Tender Offer: The disclosure regarding Global
            High Income's tender offer policy may lead an investor to think that shares of Global High Income have not traded at a discount to NAV in excess of 5%. A disclosure should be included to convey that, despite consistent discounts in excess of 5%, Global High Income's Board has not elected to conduct a tender offer.

Response:   We have revised the disclosure in response to this comment.

Comment 4:  Information about the Proposed Transaction - Reasons for the
            Acquisition: The disclosure regarding each Fund's assets states that Managed Dollar's expense ratio "has risen steadily to its current level of 1.24% as of January 31, 2009". If Global High Income's expense ratio has also risen during the same period, a disclosure in that regard should be included.

Response:   This is to confirm  that Global High  Income's  expense  ratio has not risen.

Comment 5:  Information about the Proposed Transaction - Reasons for the
            Acquisition: The disclosure regarding Global High Income's tender offer policy should convey that, despite consistent discounts in excess of 5%, Global High Income's Board has not elected to conduct a tender offer.

Response:   We have revised the disclosure in response to this comment.

Comment 6:  Information about the Proposed Transaction - Reasons for the
            Acquisition: An explanation should be provided in a correspondence as to why "February 20, 2009" was picked as the date for calculating the dollar value of reducing Managed Dollar's discount to the level of Global High Income's.

Response:   February 20, 2009 was the most recent practicable date for calculating the dollar value of reducing Managed Dollar's discount to the level of Global High Income prior to the mailing of the Board materials to the Directors.

Comment 7:  Information about the Proposed Transaction - Reasons for the
            Acquisition: The disclosure regarding potential stockholder benefits should indicate that Managed Dollar's stockholders may benefit from increased earnings of the combined Fund because of the "potential" higher earnings of Global High income. The disclosure should also include a brief explanation as to why the Adviser believes so.

Response:   We have revised the disclosure in response to this comment.

Comment 8:  Information about the Funds - Advisory Agreement and Fees: The
            "Management Discussion of Fund Performance" ("MDFP") section from the Annual Report to Shareholders of Global High Income should be included in the Registration Statement either by (1) incorporating the Annual Report by reference and delivering the Annual Report to shareholders with the Registration Statement or (2) including the MDFP section in the Registration Statement.

Response:   Unlike open-end funds, closed-end funds are not subject to a requirement to include a MDFP in their Annual Report. As we have discussed with you, we have not revised the disclosure in response to this comment.

Comment 9:  Appendix A - Fee Table: The fees presented in the fee table are as of 1/31/09. However, the Financial Highlights tables in Appendix J have expense ratios as of 3/31/09. The fees in the fee table are recommended to be stated as of 3/3109 also.

Response:   The fees as of January 31, 2009, presented in the fee table, reflect the expense information provided to the Board of Directors. As we discussed with you, we will consider whether it would be appropriate to use more current information in future filings on Form N-14, if available.

Comment 10: Appendix D - Other Information: The disclosure in the first paragraph under "Repurchase of Shares" regarding Global High Income's tender offer policy may lead an investor to think that shares of Global High Income have not traded at a discount to NAV in excess of 5%. A disclosure should be included to convey that, despite consistent discounts in excess of 5%, Global High Income's Board has not elected to conduct a tender offer.

Response:   We have revised the disclosure in response to this comment.

Comment 11: Appendix D - Other Information: The disclosure regarding tender offers in the second paragraph under "Repurchase of Shares" section should clarify whether a Fund will conduct a pro-rata tender offer.

Response:   We have revised the disclosure to clarify the circumstances  under which a pro-rata tender offer will be conducted.

Comment 12: Appendix D - Other Information: The disclosure regarding the vote requirement for a merger in the second paragraph under "Certain Anti-Takeover Provisions of the Funds' Charters and Bylaws" appears to include contradictory terms.

Response:   As disclosed, the 75% vote requirement for a merger only applies to transactions involving a beneficial owner of more than 5% of a Fund's outstanding shares. We do not believe there is a contradiction.

SAI
---

Comment 13: Investment  Restrictions:  A  disclosure  on Global High  Income's policy regarding senior securities is missing.

Response:   The disclosure regarding Global High Income's investment
            restrictions does not include a separate policy regarding senior securities because such a policy was not adopted by the Fund when shares of the Fund were first offered to public in 1993. The Fund complies with the requirements of Section 18 of the Investment
            Company Act of 1940, as amended, with respect to the issuance of senior securities and any rules and regulations thereunder or interpretations thereof.


Comment 14: Risk Factors and Special Considerations - Repurchase of Shares:
            The disclosure regarding Global High Income's tender offer policy that the Fund "would" conduct a tender offer if the Fund's shares had been trading at a discount to NAV in excess of 5% should be clarified to convey that the Fund may not conduct a tender offer even with a discount in excess of 5%.

Response:   We have revised the disclosure in response to this comment.


Comment 15: Risk Factors and Special Considerations - Repurchase of Shares:
            The disclosure in the fifth paragraph regarding tender offers should clarify whether a Fund will conduct a pro-rata tender offer.

Response:   We have revised the disclosure to clarify the circumstances  under which a pro-rata tender offer will be conducted.

Comment 16: Description of Common Stock - Certain Anti-Takeover Provisions
            of the Fund's Charters, Articles of Incorporation and Bylaws: The disclosure regarding the vote requirement for a merger in the first paragraph appears to include contradictory terms.

Response:   As disclosed, the 75% vote requirement for a merger only applies to transactions involving a beneficial owner of more than 5% of a Fund's outstanding shares. We do not believe there is a contradiction.

Comment 17: Statement of Operations: The line item that represents the sum of "Total expense before interest expense" and the "Interest expense" should be "Total expenses" and not "Net expenses".

Response:   We have revised the disclosure in response to this comment.


Comment 18: Statement of Operations: An explanation for the line item,
            "Contributions from Adviser," should be provided in a correspondence.

Response:   During the year ended September 30, 2008, and in response to the
            Independent Directors' request, the Adviser made a payment of $39,460 to Managed Dollar in connection with an error made by the Adviser in processing a claim for class action settlement proceeds on behalf of the Fund. Specifically, in 2007 the Adviser discovered and disclosed that it inadvertently failed to submit timely claims to certain securities class action settlements on behalf of certain client accounts. A subsequent review determined that, due to the

                                  *  *  *
            error, the Fund's claim to the Hayes Lemmerz International, Inc. Bondholder class settlement had not been filed. The Adviser's corrective payment reimbursed the Fund for the proceeds it would have received from that settlement as well as performance on that amount.

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                          Sincerely,



                                          /s/ Young Seo

cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.





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